May 26, 2009

VIA EDGAR

Mr. John Reynolds, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Urban Outfitters, Inc. Schedule 14A Filed April 1, 2009 File No. 0-22754

Dear Mr. Reynolds:

We respectfully submit this letter in response to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s comment letter dated May 20, 2009 concerning our definitive proxy statement on Schedule 14A filed April 1, 2009. For your convenience, the text of the comment is reproduced below. References in this letter to “the Company,” “we,” “us,” “our” or “ours” refer to Urban Outfitters, Inc. and its consolidated subsidiaries.

Executive Compensation

1.	We note that your proxy statement discloses 2009 net sales and profit in quantified terms, but that you do not disclose the actual Sales Plan Target or Profit Plan Target, which appear to be company-wide targets. See, for example, footnote (2) at the bottom on page 20. See also comment one from our letter dated August 21, 2008. Please revise to disclose the specific performance targets or provide us with a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Response:

We advise the Staff that in future filings—specifically, in our annual report for the fiscal year ended January 31, 2010 or proxy statement for our 2010 annual meeting—we will disclose the dollar amount of the Sales Plan Target and Profit Plan Target bonus

May 26, 2009

criteria for the named executive officers. We further advise the Staff that our 2009 Annual Meeting of Shareholders was held on May 19, 2009, prior to our receipt of the Staff’s May 20, 2009 letter, and therefore it is no longer appropriate to amend our 2009 proxy statement. Set forth below is an excerpt from pages 19 and 20 of our proxy statement filed April 1, 2009, marked to reflect the quantitative information for the Sales Plan Target and Profit Plan Target as it would have appeared in such proxy statement:

For fiscal year 2009, a portion of each named executive officer’s bonus is tied to two different measures of Company-wide sales and profit targets. The first measure is based on whether net sales for specified stores were increased from the prior year by at least 20% (the “Sales Percentage Target”) and whether profit (i.e. income from operations) was increased from the prior year by at least 25% for specified stores (the “Profit Percentage Target”). The second measure is based on whether the Company’s net sales for specified stores meet or exceed ~~a~~ the specified dollar amount ~~specified in each named executive officer’s performance objectives~~ of approximately $1.8 billion (the “Sales Plan Target”) and whether the Company’s profit for specified stores meets or exceeds ~~a~~ the specified dollar amount ~~specified in each named executive officer’s performance objectives~~ of approximately $318.5 million (the “Profit Plan Target”).

We undertake to follow this model of disclosure in our annual report for our fiscal year ended January 31, 2010 or proxy statement for our 2010 annual meeting (or any prior filing where Item 402(b) of Regulation S-K requires such disclosure), provided that the Sales Plan Target and Profit Plan Target remain performance targets for the applicable reporting period.

In connection with the responses to the comments set forth above, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Glen T. Senk
Glen T. Senk
Chief Executive Officer

cc:	Glen A. Bodzy, Esq. Walter J. Mostek, Jr., Esq.